Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Hold Business Update Meeting on November 28, 2017

“The Cannabis Roadmap” Will Detail the Market Opportunity and Business Plan

Laval, Québec, CANADA – October 25, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT), will hold a business update meeting in New York City on November 28, 2017 from 8:00 AM (EST) to 10:00 AM (EST) to discuss its entry into the legal cannabis market in Canada via the extraction and commercialization of cannabis oil. Neptune CEO Jim Hamilton and other members of senior management will conduct an in-depth overview of the cannabis market in Canada, the company’s business plans, a timeline of anticipated milestones and the potential economics of this new business venture.

Meeting Details:

Date:	Tuesday, November 28, 2017

Time:	8:00 AM EST – Presentation begins

Location:	New York Athletic Club
180 Central Park South
New York, New York

Webcast:	A live webcast of the meeting and presentation can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A webcast replay of the meeting will be available shortly thereafter in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

For more information, please contact:

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com